12g3-2(b) file number: 82-34841


antisense
THERAPEUTICS


06016844

6 September 2006


SEC MAIL PROCESSING
RECEIVED
SEP 14 2006
WASH. D.C. 151 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies documents lodged with the Australian Stock Exchange (ASX) and Australian Securities & Investments Commission (ASIC).

Date of Announcement/Lodgement	To:	Title	No of pages
29 August 2006	ASX	ATL1102 Lead compound – patent granted in Japan	1
5 September 2006	ASIC	Form 388 – Copy of financial statements & reports	3 & Full report

Yours sincerely

Kathryn Andrews
Company Secretary & Chief Financial Officer

Encls.

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL


antisense
THERAPEUTICS

29 August 2006

Lead compound ATL1102 - intellectual property portfolio expanded with patent granted in Japan

- **Term runs till 2019 coinciding with US, European and Australian patents**
- **Extensive patent protection portfolio supports future commercialisation strategy for the treatment of multiple sclerosis (MS), asthma and other diseases.**

Antisense Therapeutics Limited (ANP) is pleased to announce that the Japanese Patent Office has granted a patent No.: 3834204 entitled "Antisense modulation of integrin $\alpha 4$ expression" which covers ANP's lead compound ATL1102 until 2019.

The patent granted forms part of the extensive portfolio of intellectual property protecting ATL1102 and its applications in the treatment of MS, asthma and other diseases. These include granted patents in the US and Australia which run till 2018 and 2019 respectively. In Europe, the Company has recently received notification from the European Patent Office of their intention to grant a patent on ATL1102 that would also run till 2019. In Europe and Australia, claims to ATL1102 can be extended to 2024 once the drug is registered.

Antisense Therapeutics has an exclusive license to ATL1102 from its collaboration partner Isis Pharmaceuticals Inc. in the US.

ATL1102 is a second generation antisense inhibitor of integrin $\alpha 4$, a subunit of the immune system protein VLA-4 (Very Late Antigen-4) and is currently in Phase II clinical trials as a treatment for MS. VLA-4 is a clinically validated target in MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS and asthma.

The granting of the Japanese patent is an important step in ANP's business strategy to provide comprehensive intellectual property protection for ATL1102 on a global basis. Alongside the patent protection provided by the above patents, ATL1102 is also covered by other Isis Pharmaceuticals antisense technology and manufacturing patents and applications to which ANP has a world-wide license. The IP that is in place to support the successful commercialisation of ATL1102 is an integral part of the value created by the Company.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931

Australian Securities &
Investments Commission



Form 388
Corporations Act 2001
294, 295, 298-300, 307, 308, 319, 321, 322
Corporations Regulations
1.0.08

Copy of financial statements and reports

Related forms:
Form 5137 Appointment of scheme auditor

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
ANTISENSE THERAPEUTICS LIMITED

ACN/ABN
41 095 060 745

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
KATHRYN ANDREWS

ASIC registered agent number (if applicable)

Telephone number

Postal address
LEVEL 1, 10 WALLACE AVENUE
TOORAK VIC. 3142

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Reason for lodgement of statement and reports

Tick appropriate box

- [x] A public company or a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- [ ] A registered scheme (Where a new auditor has been appointed to a registered scheme; *Form 5137 Appointment of scheme auditor must be lodged*) (B)
- [ ] Amendment of financial statements or directors' report (company) (C)
- [ ] Amendment of financial statements or directors' report (registered scheme)* (D)
- [ ] A large proprietary company that is not a disclosing entity (H)
- [ ] A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- [ ] A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- [ ] A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins and ends

Financial year begins 01/07/05 [D D] [M M] [Y Y] to Financial year ends 30/06/06 [D D] [M M] [Y Y]

Date of annual general meeting (if applicable)

10/10/06 [D D] [M M] [Y Y]

2 Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?

3 Auditor report

Were the financial statements audited?

- [x] Yes
- [ ] No

If no, is there a class order exemption current for audit relief?

- [ ] Yes
- [ ] No

If yes, does the auditor's report (s308) for the financial year contain a statement of:

Reasons for the auditor not being satisfied as to the matters referred to in s307?

- [ ] Yes
- [x] No

Details of the deficiency, failure or shortcoming concerning any matter referred to in s307?

- [ ] Yes
- [x] No

4 Details of current auditor

Where a new auditor has been appointed to a registered scheme, Form 5137, *Appointment of scheme auditor must be lodged*

Auditor registration number *(for individual auditor or authorised audit company)*

Family name

Given name

or

Company name

ERNST & YOUNG

ACN/ABN

75 288 172 749

or

Firm name (if applicable)

4 Continued... Details of current auditor

Office, unit, level

Street number and Street name

8 EXHIBITION STREET

Suburb/City

MELBOURNE

State/Territory

VIC.

Postcode

3000

Country (if not Australia)

Date of appointment

0 9 / 0 7 / 0 2
[D D] [M M] [Y Y]

5 Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))

Statement of financial performance for the year (profit and loss statement)

Statement of financial position as at the end of the year (balance sheet)

Statement of cash flows for the year

If required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))

Disclosures required by the regulations

Notes required by the accounting standards

Any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Signature



I certify that the attached documents marked ( ) are a true copy of the annual reports required under Section 319.

Name

KATHRYN ANDREWS

Signature

Capacity

☐ Director

☒ Company secretary

Date signed

0 5 / 0 9 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Antisense Therapeutics Limited
Annual Report
2006

ANTISENSE THERAPEUTICS LIMITED
(ABN 41 095 060 745)

DIRECTORS' REPORT
FOR THE YEAR ENDED 30 JUNE 2006

The Board of Directors ("Board") of Antisense Therapeutics Limited ("Antisense Therapeutics" or "Company") has pleasure in submitting its report in respect of the financial year ended 30 June 2006.

DIRECTORS

The names and details of the Company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Mr Robert W Moses (Chairman) BA, MBA, FAICD, FAIM
Appointed: 23 October 2001
Robert (Bob) W Moses is the Chairman of the company's Board of Directors and is also Chairman of the Remuneration Committee and a member of the Audit Committee. Formerly Vice President of CSL Limited, Bob draws on more than 35 years experience in the pharmaceutical/biotechnology industry. During the period 1993-2001, Bob played a central role in CSL's development internationally. Prior to joining CSL, Bob was Managing Director of commercial law firm Freehills, Chairman and CEO of a NASDAQ listed medical service company and Corporate Manager of New Business Development at ICI (now Orica). Bob also spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly. He is currently non-executive Chairman of TGR Biosciences Pty Ltd, Sylvan Scientific Limited and a director of the CRC for Chronic for Polymers, as well as commercial consultant to the Murdoch Children's Research Institute. During the past three years Mr. Moses has also served as Chairman of Meditech Research Limited, the Australian Stem Cell Centre Limited and Amrad Corporation Limited.

Mr Mark Diamond (Managing Director) BSc, MBA, MAICD
Appointed: 31 October 2001
Mark has over 20 years experience in the pharmaceutical and biotechnology industry. Before joining Antisense Therapeutics, Mark was working in the US as Director, Product Planning/Business Development at Faulding Pharmaceuticals. Prior to this he held the positions of Senior Manager, Business Development and In-licensing within Faulding's European operation based in the UK and International Business Development Manager with Faulding in Australia.

Dr Chris Belyea (Non-Executive Director) BSc(Hons), PhD, FIPAA
Appointed: 13 November 2000
Chris Belyea, a non-executive director of the company, is Chairman of the Audit Committee and a member of the Remuneration Committee. Chris has a PhD in physics from the University of Melbourne and is a registered patent attorney. He became the founding CEO of Antisense Therapeutics in November 2000 and remained in this role until January 2002 (shortly after Antisense Therapeutics was listed on the Australian Stock Exchange). He worked for the Australian patent firm Griffith Hack & Co for 5 years before joining Circadian Technologies Limited as its Licensing and Projects Manager in 1996. In 1998 Dr Belyea became founding CEO and member of the board of Metabolic Pharmaceuticals Limited, which is developing drugs for obesity and other diseases. He is currently Chief Scientific Officer and member of the board of Metabolic Pharmaceuticals. During the past eight years Dr Belyea has served as an executive director of Metabolic Pharmaceuticals Ltd.

Dr C Frank Bennett
Appointed: 31 July 2006
Frank Bennett is Senior Vice President of Research at Isis Pharmaceuticals, Inc., ('Isis'). Frank received a Bachelor of Science degree in Pharmacy from the University of New Mexico and a Ph.D. in Pharmacology from Baylor College of Medicine in Houston, Texas. He is responsible for pre-clinical antisense drug discovery research. Dr Bennett is one of the founding members of Isis. He has been involved in the development of antisense oligonucleotides as therapeutic agents, including

research on the application of oligonucleotides for inflammatory and cancer targets, oligonucleotide delivery and pharmacokinetics. He also runs Isis's antisense mechanism program, which is focused on the development of RNase H, RNAi, micro-RNA and splicing. Dr Bennett has published more than 90 papers in the field of antisense research and development and has more than 100 issued U.S. patents. Prior to joining Isis, Dr Bennett was Associate Senior Investigator in the Department of Molecular Pharmacology at Smith Kline and French Laboratories, GlaxoSmithKline.

Dr Stanley Crooke (Non-Executive Director) MD, PhD
Appointed: 31 October 2001
Retired: 31 July 2006
Stanley Crooke is a non-executive director of the company and a member of its Remuneration Committee. He is Founder, Chairman, and Chief Executive Officer of Isis Pharmaceuticals, Inc., which is a world leader in the field of antisense. Dr Crooke is currently a member of the Board of Directors of Northern Arizona University Arts and Sciences Advisory Council, Flagstaff, Arizona, and San Diego State University BioScience Center for Scientific Advisory Board. He is a member of the IBC Advisory Council, Current Drugs Advisory Board, the Editorial Advisory Board of Journal of Drug Targeting and Antisense Research and Development, and the Editorial Board of Gene therapy and Molecular Biology. He is also Editor-In-Chief of Current Opinion in Anticancer Drugs and Section Editor for Biologicals and Immunologicals for Expert Opinion on Investigational Drugs. He has been appointed by the American Association for Cancer Research to serve as a member of the Californian State Legislative Committee. Prior to founding Isis, Dr Crooke was President of Research and Development for SmithKline Beckman Corporation and has also held a senior position at Bristol Myers. Dr Crooke is also an adjunct professor at the University of California, San Diego and San Diego State University. He has authored over 435 publications and has edited 19 books. Dr. Crooke is active in molecule and cellular biology and pharmacology of antisense oligonucleotides. During the past three years Dr Crooke has served as Chairman of Isis Pharmaceuticals, Inc., Director of EPIX Medical Inc., Axon Instruments Inc., Applied Molecular Evolution Inc. and SYNSORB Biotech Inc.

Prof Graham Mitchell (Non-Executive Director) AO, RDA, BVSc, FACVSc, PhD, FTSE, FAA
Appointed: 24 October 2001
Graham Mitchell is a non-executive director of the company and a member of its Remuneration Committee. He is an advisor in Science, Engineering and Technology to the Victorian Government. In another government role the Principals of Foursight Associates, including Professor Mitchell, jointly act as Chief Scientist for the Department of Primary Industries and Department of Sustainability and Environment. Graham is a non-executive director of Compumedics Limited, AVS Pty Ltd, the Geoffrey Gardiner Dairy Foundation and is a principal of Foursight Associates Pty Ltd. He is a Professorial Associate of the University of Melbourne. Professor Mitchell has held the position of Director of Research in the R&D Division of CSL Limited and for many years was a research scientist at The Walter & Eliza Hall Institute. During the past three years Professor Mitchell has served as a non-executive director of Compumedics Limited.

Prof George Werther (Non-Executive Director) MD, MSc(Oxon), FRACP
Appointed: 24 October 2001
George Werther is a non-executive director of the company and a member of its Remuneration and Audit Committees. George is Director of the Department of Endocrinology and Diabetes at the Royal Children's Hospital, and the Centre for Hormone Research at the hospital's Murdoch Childrens Research Institute, where he also serves on its Commercialisation Committee. He has served on many national and international scientific committees, and peer review bodies, and is on the editorial board of two international scientific journals. He is the Chairman of the Scientific Advisory Board for Neuren Pharmaceuticals and is on the Scientific Advisory Board of California-based Tercica Pharmaceuticals. He was on the council of the Australasian Paediatric Endocrine Group and was a board director of the Australia MedicAlert Foundation. He is also a Professorial Fellow at the University of Melbourne.

COMPANY SECRETARY

Ms Natalie Korchev B.Com, ACA
Appointed: 13 November 2000
Resigned: 20 June 2006
Natalie Korchev has been a Chartered Accountant for 15 years and had been the company secretary of Antisense Therapeutics for close to 5 years. Natalie is also company secretary for Circadian Technologies Limited, Syngene Limited (42% owned by Circadian) and CancerProbe Pty Ltd (60% owned by Circadian). Prior to holding these positions she was a senior audit manager with an international accounting firm now part of Ernst & Young.

Ms Kathryn Andrews B.Com, CPA
Appointed: 20 June 2006
Kathryn Andrews is a Certified Practising Accountant and has over 20 years experience in accounting, commercial management and consulting in various roles predominantly in the mining and resources sector. Kathryn joined Antisense Therapeutics as Chief Financial Officer in September 2002 and continues in that role.

DIRECTORS' INTERESTS

At the date of this report, the interests of each director of the Company in the issued share capital and share options of the Company are as follows:

	Shares held directly	Shares held by entities in which Directors have a beneficial interest	Options held directly	Options held by entities in which Directors have a beneficial interest
Robert W Moses	288,462	-	125,000	
Mark Diamond	199,743	-	2,075,000	-
Chris Belyea	-	500,000	60,000	277,000
Stanley Crooke	-	40,333,333	-	20,000,000
Graham Mitchell	-	-	-	-
George Werther	1,712,500	-	12,500	-

As at 30 June 2006 and as at the date of this report no director has an interest in any contract or proposed contract with Antisense Therapeutics other than as disclosed in the Company's annual report.

PRINCIPAL ACTIVITIES

The principal activitiy of the Company is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

EARNINGS PER SHARE

	Cents
Basic earnings per share	(1.53)
Diluted earnings per share	(1.53)

DIVIDENDS

No cash dividends have been paid or declared since the beginning of the financial year by the Company.

OPERATING AND FINANCIAL REVIEW

During the period under review, the following key events were announced by the Company:

- Commencement of dosing in the Phase IIA Clinical Trial of ATL1102 in Multiple Sclerosis patients

- Successful raising of $3.6M in a share placement to professional investors
- Completion of the Proof of Concept Study of ATL1102 in Psoriasis patients
- Positive data from an animal study of a pipeline project

The Managing Director's Report and the Operations Report provide a more comprehensive account of the Company's progress during the year and further detail relating to business strategies and prospects for the future.

Results

The loss of the Company after income tax for the financial year was $5,462,401 (2005: $6,265,839). This result has been achieved after fully expensing all research and development costs.

The loss for the financial year reflects a decrease in research and development expenditure compared to the previous financial year primarily associated with halting of the Phase IIa trial of ATL1102

The Company has no borrowings and at 30 June 2006 had cash reserves of $8,239,330.

The Operations Report provides further details regarding the progress made by the Company since the prior financial period, which have contributed to its result for the year.

Financial Condition

Antisense Therapeutics Limited's current cash reserves are expected to be sufficient to fund activities for at least the next twelve months.

In relation to the proposed use of funds described above and below, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Risk Management

The Board is responsible for overseeing the establishment and implementation of the risk management system, and is to review and assess the effectiveness of the company's implementation of that system on a regular basis.

The Board and senior management will continue to identify the general areas of risk and their impact on the activities of the company, including:

- economic outlook and share market activity;
- changing government policy (Australian and overseas);
- competitors' products/research and development programs;
- market demand and market prices for therapeutics/diagnostics;
- legal proceedings commenced against the Company;
- environmental regulations;
- ethical issues relating to pharmaceutical research and development;
- other government regulations including those specifically relating to the biotechnology and health industries;
- occupational health and safety and equal opportunity law.

Management will continue to perform a regular review of the following:

- the major risks that occur within the business;
- the degree of risk involved;
- the current approach to managing the risk; and
- if appropriate, determine:
- any inadequacies of the current approach; and
- possible new approaches that more efficiently and effectively address the risk.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Except as otherwise set out in this report, the directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

SIGNIFICANT EVENTS AFTER BALANCE DATE

Except as otherwise set out in this report, the directors are unaware of any significant changes in the state of affairs or principal activities of the company that occurred during the period under review.

LIKELY DEVELOPMENTS

The treatment and patient monitoring stages of the ATL1102 Phase IIA clinical trial are expected to be completed by the end of 1st quarter 2007, provided that patient recruitment proceeds at the anticipated rate. Based on this, results are expected to be reported in the 2nd quarter of 2007.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This annual report may contain forward-looking statements regarding the potential of the Company's projects and interests and the development and therapeutic potential of the Company's research and development projects. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this Directors' Report and in the Company's Operations Report as contained in this annual report for the period ended 30 June 2006.

ENVIRONMENTAL REGULATIONS PERFORMANCE

The Company is not subject to significant environmental regulations.

OPTIONS AND SHARES

Details of options granted to directors or relevant officers as part of their remuneration are set out in the section of this report headed Directors' and Officers' Remuneration. Details of shares and interests under option, or issued during or since the end of the financial year due to the exercise of an option, are set out in Note 11 of the financial statements and form part of this report.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OTHER OFFICERS

Under the Company's constitution:

(a) To the extent permitted by law and subject to the restrictions in section 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an

officer of the Company against any liability (other than for legal costs) incurred by that person as on officer of the Company (including) liabilities incurred by the officer as a director or officer of a subsidiary of the Company where the Company requested the officer to accept appointment as director.

(b) To the extent permitted by law and subject to the restrictions in sections 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the Company.

The Company has insured its directors, the company secretary and executive officers for the financial year ended 30 June 2006. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Antisense Therapeutics Limited.

Remuneration Policy

The remuneration policy ensures that directors and senior management are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate. The remuneration policy has been established to enable the Company to attract, motivate and retain suitably qualified directors and senior management who will create value for shareholders.

Remuneration Committee

The Remuneration Committee of the Board of Directors of Antisense Therapeutics Limited is responsible for overseeing the remuneration policy of the Company and for recommending or making such changes to the policy as it deems appropriate.

Non-executive Director Remuneration

Objective

The remuneration policy ensures that non-executive directors are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The Company's constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount (not exceeding the amount approved at the General Meeting) is determined by the Board and then divided between the non-executive directors as agreed. The latest determination was at the General Meeting on 13 November 2001 when shareholders approved the aggregate maximum sum to be paid or provided as remuneration to the directors as a whole (other than the Managing Director or an Executive Director) for their services as $300,000 per annum. Currently, non-executive directors are remunerated to an aggregate of $135,000 per annum.

The manner in which the aggregate remuneration is apportioned amongst non-executive director is reviewed periodically

The Board is responsible for reviewing its own performance. Board performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually following the end of the fiscal year.

The remuneration of non-executive directors for the period ending 30 June 2006 is detailed in Table 1 on page 8.

Executive Director and Executive Officer Remuneration

Objective

The remuneration policy ensures that executives are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The non-executive directors are responsible for evaluating the performance of the Managing Director, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

The performance of the managing director and senior executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually. An evaluation was conducted during the year of the managing director's and senior executives' performance.

Fixed Remuneration

Executives' fixed remuneration comprises salary and superannuation and is reviewed annually by the Managing Director, and in turn, the Remuneration Committee. This review takes into account the executives' experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration – Short Term Incentive Scheme

All executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for annual cash bonuses for outstanding performance in the achievement of key corporate and individual objectives. The Remuneration Committee approves the issue of cash bonuses following the recommendations of the Managing Director in his review of the performance of the executives and the company as a whole against agreed Key Result Areas (KRA's).

Variable Remuneration – Long Term Incentive Scheme

Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in and benefit from the growth of the Company as a result of their efforts and to assist in motivating and retaining these key employees over the long term. Due to the speculative nature of the industry it is not appropriate to grant the exercise of options subject to the satisfaction of traditional performance conditions. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of options granted to each executive.

The remuneration of the 5 highest remunerated senior managers is detailed in Table 2 below.

Table 1: Directors' Remuneration for the year ended 30 June 2006

		Short Term		Post employment	Share Based Payments	Total	options as a % of total remuneration
		Salary & Fees	Bonus	Superannuation	Options (a)		
R Moses	2006	35,000		3,150	-	38,150	-
	2005	35,000		3,150	4	38,154	0.01
M Diamond	2006	232,681	9,089	21,759	5,156	268,686	1.92
	2005	227,228	18,000	22,071	45	267,345	0.01
C Belyea	2006	25,000		2,250	-	27,250	-
	2005	25,000		2,250	30	27,280	0.11
S Crooke	2006	25,000		-	-	25,000	-
	2005	25,000		-	30	25,030	0.12
G Mitchell	2006	25,000		2,250	-	27,250	-
	2005	25,000		2,250	4	27,254	0.01
G Werther	2006	25,000		2,250	-	27,250	-
	2005	25,000		2,250	30	27,280	0.11

Table 2: Remuneration of the five named executives who receive the highest remuneration for the year ended 30 June 2006

		Short Term		Post employment	Share Based Payments	Total	options as a % of total remuneration
		Salary & Fees	Bonus	Superannuation	Options (c)		
C Wraight	2006	179,720	12,286	17,281	1,289	210,575	0.61
	2005	175,508	13,600	17,020		206,128	-
J Iswaran (a)	2006	79,560	-	4,328	1,289	85,177	1.51
	2005	172,040	25,500	17,779	8	215,327	0.004
G Tachas	2006	161,135	6,294	15,069	1,289	183,787	0.70
	2005	157,358	18,540	15,831	23	191,752	0.01
K Andrews	2006	84,490	2,816	7,858	773	95,937	0.81
	2005	70,408	5,530	6,835		82,773	-
N Korchev (b)	2006	22,917	-	2,062	516	25,495	2.02
	2005	25,000	-	2,250	3	27,253	0.01

(a) Resigned effective 11 October 2005
(b) Resigned effective 20 June 2006

(c) On 5 July 2005, the Company issued 4,000,000 options over ordinary shares to senior executives of the Company in accordance with the Company's Employee Option Plan. Each option entitles the holder to purchase 1 ordinary share in Antisense Therapeutics Limited at an exercise price of $0.072. There are no performance conditions attached to the options. The options expire on 27 June 2013. The option holder may not exercise more than the following proportions of options on the following dates:

Prior to 27 June 2006	0%
Between 28 June 2006 and 27 June 2007	20%
Between 28 June 2007 and 27 June 2008	40%
Between 28 June 2008 and 27 June 2009	60%
Between 28 June 2009 and 27 June 2010	80%
Between 28 June 2010 and 27 June 2013	100%

The options issued to directors and named executives have been allocated a total value of $10,312 for the current financial year and are included in the remuneration of directors and named executives above. This amount has been determined by allocating the fair value of options issued over the vesting periods.

Details of the number of options issued, their related terms and conditions and valuation basis are set out in Note 11. These options are "out of the money" as at the 2006 year-end (market share price $0.025).

DIRECTORS' MEETINGS

The number of meetings of the Board of Directors and of Board Committees during the year was:

Board or Committee	Number of Meetings
Full Board	12
Audit Committee	3
Remuneration Committee	2

The attendances of directors at meetings of the Board and its Committees were:

	Full Board	Audit	Remuneration
Robert W Moses	11[12]	3[3]	2[2]
Mark Diamond	12[12]	-[-]	- [-]
Chris Belyea	12[12]	3[3]	2[2]
Stanley Crooke	7[12]	-[-]	2[2]
Graham Mitchell	1012]	-[-]	2[2]
George Werther	12[12]	3[3]	2[2]

Where a director did not attend all meetings of the Board or relevant Committee, the number of meetings for which the director was eligible to attend is shown in brackets.

Committee membership

As at the date of this report, the Company had an Audit Committee and a Remuneration Committee of the Board of Directors.

Members acting on the committees of the Board during the year were:

Audit	Remuneration
C Belyea (Chairman)	B Moses (Chairman)
B Moses	C Belyea
G Werther	S Crooke
	G Mitchell
	G Werther

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The directors received the attached declaration from the auditors of Antisense Therapeutics Limited.

NON-AUDIT SERVICES

The following non-audit services were provided by the company's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received the following amounts for the provision of non-audit services:

Tax compliance services	$2,000
Assurance related services	$3,399

CORPORATE GOVERNANCE
In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Antisense Therapeutics Limited support and adhere to good corporate governance practices. The Company's corporate governance statement is contained in the following section of this annual report.

This report has been signed in accordance with a Resolution of the Directors made on 4 August 2006.

For and on behalf of the Board:



Mark Diamond
Director



Robert W Moses
Director

Melbourne
4 August 2006

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Antisense Therapeutics Limited is responsible for the corporate governance of the Company and guides and monitors the business and affairs of the Company on behalf of its shareholders.

The format of the Corporate Governance Statement is based on the Australian Stock Exchange Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations". In accordance with the Council's recommendations, the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Antisense Therapeutics Limited's Corporate Governance Statement is structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the board to add value
Principle 3.	Promote ethical and responsible decision making
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of shareholders
Principle 7.	Recognise and manage risk
Principle 8.	Encourage enhanced performance
Principle 9.	Remunerate fairly and responsibly
Principle 10.	Recognise the legitimate interests of stakeholders

Antisense Therapeutics' corporate governance practices were in place throughout the year ended 30 June 2006 and were, as best the company is able to assess, fully compliant with the Council's best practice recommendations with the exception of two recommendations: one relating to the number of independent directors on the Board and another regarding the establishment of a nomination committee. The reasons for these departures from the Recommendations are explained in the section of this report headed "Structure of the Board".

For further information on corporate governance policies adopted by Antisense Therapeutics, refer to its website: http://www.antisense.com.au/companyinfo_governance.asp

Structure of the Board

The skills, experience and expertise relevant to the position of director held by each director in office at the date of this report are included in the Directors' Report under the section headed "Directors". The Company's Board Charter stipulates that at least 50% of the directors on the Board should be independent directors. Directors of Antisense Therapeutics Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement.

In the context of director independence, to be considered independent, a non-executive director may not have a direct or indirect material relationship with the Company. The Board considers that a material relationship is one which impairs or inhibits, or has the potential to impair or inhibit, a director's exercise of judgement on behalf of the Company and its shareholders.

From a quantitative perspective, an item is considered to be quantitatively immaterial if it is equal to or less than 5% of the relevant base amount. It is considered to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the relevant base amount.

In accordance with the definition of independence above, and the materiality thresholds described, the following directors of Antisense Therapeutics are considered to be independent:

Name	**Position**
B Moses	Chairman, Non-Executive Director
G Mitchell	Non-Executive Director
C Belyea	Non-Executive Director

As stated earlier, the Company's Board Charter stipulates that at least 50% of the directors of the Board should be independent which is consistent with the current Board structure. The Council's Recommendation 2.1, however, is: "A majority of the board should be independent directors".

The current Board of Antisense Therapeutics was selected and established before it listed on the Australian Stock Exchange in December 2001. Each director was specifically selected in order to provide the skills and experience to fulfill the Company's mission which is "to create, develop and commercialise novel antisense pharmaceuticals". The existing Board members bring a combined experience to the Company which includes: leading expertise in the field of antisense technology; experience in the clinical development of therapeutics; commercialisation skills (for example, experience in technology, IP and product out-licensing and in-licensing); knowledge of capital markets in Australia and in the US and experience in raising capital; broad scientific knowledge; medical and pharmaceutical experience and experience in running listed (public) biotechnology/biopharmaceutical companies.

The skills and combined experience of the directors have been effectively applied to date and remain highly relevant to ensuring the appropriate stewardship of Antisense Therapeutics. For these reasons the Board does not consider it necessary, at this stage, to appoint an additional independent director merely for the purpose of obtaining a majority of independent directors.

The term in office held by each director in office at the date of this report is as follows:

Name	Term in Office
B Moses	5 years
M Diamond	5 years
C Belyea	6 years
G Mitchell	5 years
G Werther	5 years

To ensure the Board is appropriately equipped to discharge its responsibilities it has developed guidelines for the nomination and selection of directors and for the operation of the Board. As the Antisense Therapeutics' Board is not a large board, a formal nomination committee has not been established, as it is perceived that no real efficiencies would be gained from the existence of such a committee. The charter of the nomination committee has been incorporated into the Board Charter and by this action the Board of Directors considers all matters that would be relevant for a nomination committee. For additional details please refer to the Company's Board Charter on its website.

The Board has procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

Audit Committee

The Audit Committee operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial statements. All members of the Audit Committee are non-executive directors. The members of the Audit Committee during the year were Chris Belyea, Bob Moses and George Werther.

The Audit Committee is also responsible for nomination of the external auditor and for reviewing the adequacy of the scope and quality of the annual statutory audit and half year statutory review. The Audit Committee Charter can be found on the Company's website.

Qualifications of audit committee members

C Belyea, non-executive director and chairman of the audit committee, was the managing director of Metabolic Pharmaceuticals Limited, a listed Australian biopharmaceutical company and is currently Chief Scientific Officer. In these roles he has experience with and knowledge of financial reporting and risk management processes relevant to the biotechnology industry.

B Moses draws on more than 35 years experience in the pharmaceutical/biotechnology industry. He has held the positions Vice President of CSL Limited, managing director of commercial law firm Freehills and spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly. For details regarding other non-executive Chairman positions currently held by Bob, refer to the section headed "Directors" in the Directors' Report.

G Werther is a Director of the Department of Endocrinology and Diabetes at the Royal Children's Hospital (the Department) and the Centre for Hormone Research at the hospital's Murdoch Childrens Research Institute (the Centre). He is accountable for and manages the financial budgets for the Department and for the Centre.

For details on the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Directors' Report under the section headed "Directors' Meetings".

Performance

Policies and procedures in place with respect to monitoring the performance of the Board are set out in the Directors' Report under the section headed "Remuneration Report".

Remuneration Committee

It is the Company's objective to maintain a high quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant market conditions. To assist in achieving this objective the Remuneration Committee remunerates directors and executives having regard to their performance and the performance of the Company. The expected outcomes of the remuneration policies and practices are to enable the Company to motivate, retain and attract directors and executives who will create value for shareholders.

Details relating to policy for performance evaluation and the amount of remuneration (monetary and non-monetary) paid to each director and to each of the five highest-paid (non-director) executives during the year, are set out in the Directors' Report under the section headed "Remuneration Report".

The members of the Remuneration Committee during the year were all of the non-executive directors, being Bob Moses, Chris Belyea, Stanley Crooke, Graham Mitchell and George Werther. Details relating to performance evaluation are set out in the section of this report headed "Directors' and Other Officers' Remuneration". For details on the number of meetings of the Remuneration Committee held during the year and the attendees at those meetings, refer to the Directors' Report under the section headed "Directors' Meetings".

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Antisense Therapeutics Ltd

In relation to our audit of the financial report of Antisense Therapeutics Ltd for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young



Denis Thorn
Partner
4 August 2006

Liability limited by a scheme approved under
Professional Standards Legislation

Operations Report

Overview of Company's Activities

During the period under review, the following key events were announced by the Company.

- Commencement of dosing in the Phase IIa Clinical Trial of ATL1102 in Multiple Sclerosis patients
- Successful raising of $3.6M in a share placement to professional investors. Current cash reserves of $8.1M are sufficient to fund planned activities for at least the next twelve months
- Completion of the Proof of Concept Study of ATL1101 in Psoriasis patients
- Positive data from an animal study of a pipeline project

Antisense Therapeutics' Mission

Antisense Therapeutics' mission is to create, develop and commercialise novel antisense therapeutics. The Company's Research and Development activities are focused on developing antisense drugs for diseases where there is a significant and acknowledged unmet medical need and where the antisense technology has the potential to provide compounds with clear competitive advantages over existing therapies or drugs in development for those diseases.

Antisense Technology - How It Works

Proteins play a central role in virtually every aspect of human biology. Each of our genes is a set of instructions for the manufacture inside the cell of a particular unique protein. Conventional pharmaceutical drugs typically bring about their desired therapeutic effect by binding to a target protein directly, to interfere with its action.

Antisense drugs are synthetic RNA-like and DNA-like compounds designed for use as medicines, which block disease processes by targeting messenger RNA with extraordinary precision. Unlike conventional small-molecule medicines, the discovery of which requires time-consuming and laborious trial-and-error, antisense medicines are rationally designed by directly exploiting the huge body of genetic information now available from the human genome project.

Antisense drugs have the potential to treat a wide range of conditions and diseases including autoimmune, infectious, inflammatory, dermatological, metabolic and cardiovascular diseases as well as cancer.

Overall Operating Strategy

Antisense Therapeutics' strategy is:

- to create candidate antisense drugs for diseases where there are large and/or poorly met markets;
- to out-source pre-clinical and clinical testing of the candidate drugs to expert contractors; and
- to commercialise the drugs that are shown to be successful through licensing deals or other partnerships with major pharmaceutical companies.

The company's business model of outsourcing pre-clinical and clinical testing minimises infrastructure and overhead costs. The company works with contractors and consultants on a worldwide basis in order to gain access to the best possible expertise in each area of the company's research and development operations. These outsourcing activities are closely controlled by the company's management, which has extensive experience in the research and clinical development of pharmaceutical products.

Isis Strategic Partnership
A fundamental element of the Antisense Therapeutics strategy is its access to state of the art antisense technology, both in respect of know-how and intellectual property to accelerate drug discovery and development derived from from its strategic partnership with Isis Pharmaceuticals Inc. Isis currently has one antisense drug on the market (VitraveneTM) and 14 antisense products in development. Isis has several partnerships with major pharmaceutical companies.

The collaboration agreement with Isis provides Antisense Therapeutics with access to Isis's antisense drug discovery technology to commercialise antisense drugs and manufacturing capabilities.

The collaboration agreement with Isis also provides access to and assistance in expanding Antisense Therapeutics' drug pipeline including the rapid generation of antisense lead compounds to new therapeutic targets of interest to Antisense Therapeutics.

Projects Update

ATL1102 for Multiple Sclerosis

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase II clinical trials as a treatment for Multiple Sclerosis (MS). In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 prevents white blood cells from entering sites of inflammation, thereby halting progression of the disease. VLA-4 is a clinically validated target in MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS.

What is Multiple Sclerosis?
Multiple Sclerosis (MS) is a life-long, chronic disease that progressively destroys the central nervous system (CNS). It affects approximately 400,000 people in North America and the current market for MS drugs is estimated at more than USD$4 billion. It is a disease that affects more women than men, with onset typically occurring between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis. In Australia MS affects over 15,000 people and worldwide MS may affect more than one million people.

The development of improved Multiple Sclerosis medications is a high opportunity area. There is no cure for MS – the goals of therapy are to improve recovery from attacks, to prevent or lessen the number of relapses and their severity, and to reduce disease progression. Until recently steroids were the principal medications for MS – while steroids cannot affect the progression of MS, they can reduce the duration of attacks. Interferon beta drugs appeared on the market in the early 1990's, however while they have proved an undoubted commercial success, they have significant short comings including poor tolerability and response rates in some patients, and efficacy appears to diminish over time.

Progress
After successful results in preclinical animal studies and a Phase I trial in humans, Antisense Therapeutics commenced Phase II clinical trials on ATL1102 in December 2004. Although no safety problems had been reported, Antisense Therapeutics voluntarily halted its trial in March 2005 in light of the safety issues associated with the competitor drug, Tysabri® (in early 2005 Biogen Idec and Elan Corporation plc voluntarily suspended marketing of Tysabri® from the U.S. market based on two reported cases of PML, a rare and frequently fatal, demyelinating disease of the central nervous system, in patients who received Tysabri®). The relevance of this news to Antisense Therapeutics is that both Tysabri®, a monoclonal antibody and Antisense Therapeutics's compound ATL1102, an antisense inhibitor, inhibit the same immune system protein (VLA-4), which has been demonstrated to play an important role in the progression of multiple sclerosis.

In August 2005, an independent Medical Advisory Board convened by Antisense Therapeutics unanimously recommended that the Company continue the development of its lead product, ATL1102 in MS and that the Phase IIa trial be restarted with the addition of certain safety parameters to address the potential safety issues reported in the Tysabri® trials.

Apart from the addition of the suggested safety parameters, the trial design and clinical assessment objectives remain the same for the Phase IIa trial as reported by the company when this trial was first initiated in December 2004 with the exception that anticipated patient numbers have increased from 60 to 80.

The study is a multi-centre, randomized, double-blinded, placebo-controlled clinical trial, in patients with relapsing-remitting MS. Patients will receive ATL1102 or placebo over eight weeks. ATL1102 will be delivered by subcutaneous injection on a twice-a-week dosing schedule at a dose of 400 mg per week. The goal of the Phase IIa trial is to obtain preliminary evidence of the drug's effectiveness which will be evaluated using MRI (magnetic resonance imaging) indices. MRI's will be conducted at monthly intervals over the 8 week dosing period and at monthly intervals during the 8 week period following completion of dosing. The trial will be conducted at 9 sites across Germany.

Following the receipt of all regulatory approvals in January 2006, the trial was reinitiated and the company reported that dosing of patients had commenced on 21 June 2006.

Outlook

Patient enrolment is currently underway at the 9 trial centers and dosing has commenced. The treatment and patient monitoring stages of the trial are expected to be completed by the end of 1st quarter 2007, provided that patient recruitment proceeds at the anticipated rate. Based on this, results are expected to be reported in the 2nd quarter of 2007.

Patent Status

Antisense Therapeutics has an exclusive license to the Isis Patent Family, International application PCT/US99/18796, covering ATL1102, methods of reducing integrin $\alpha 4$ expression and methods of treatment of disease including MS and asthma using ATL1102.

The international application entitled "Antisense inhibition of integrin $\alpha 4$ expression" and "Antisense modulation of integrin $\alpha 4$ expression" filed on 19 August 1999 claims priority from US application 09/166 203 filed 5 October 1998.

Two US patents and an Australian patent have so far been granted in this family, and patent applications are at an advanced stage of examination in Europe, Japan and pending examination in Canada.

Country	**Patent application or Patent No.**	**Current Status**	**Expiry**	**Comments**
USA	US 5968 826	Patent granted	2018	
USA	US 6258 790	Patent granted	2018	Filed as a continuation in part of 09/166 203
Japan	2000-574727	Patent allowed	2019	Issue fee paid 2006
Japan	2006-000258	Awaiting examination	2019	Filed as a continuation of 2000-574727
Europe	EP 99942290.0	Notice of acceptance issued	2019	Designates all 19 member states* of European patent countries including all 6 extension states**.
Canada	2,345,209	Awaiting examination	2019	
Australia	Au 759938	Patent granted	2019	
International	PCT AC 2005/001634	International Phase	2025	

* Member states are Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, The Republic of Ireland, Italy, Luxembourg, Monaco, The Netherlands, Portugal, Sweden, Spain, Switzerland, Liechtenstein and the United Kingdom.

** Extension states are Albania, Lithuania, Latvia, Macedonia, Romania and Slovenia.

ATL1102 is protected internationally by the above patents that extend to 2018-2019, and potentially to 2025 via Antisense Therapeutics' application PCT AU 2005/001634 for inhaled use in asthma and other respiratory conditions.

ATL1102 is also protected by other Isis proprietary antisense technology patents and applications, to which ATL has world-wide license.

Market Developments
On 28 February 2005, Biogen Idec and Elan Corporation plc voluntarily suspended marketing of Tysabri® from the U.S. market based on two reported cases of PML, a rare and frequently fatal, demyelinating disease of the central nervous system, in patients who received Tysabri®). The companies subsequently launched a comprehensive safety evaluation in collaboration with leading experts in PML and MS which confirmed no new cases of PML, after which they submitted marketing applications to the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMEA).

On 7 June 2006, Biogen and Elan announced that they had received approval from the FDA for the reintroduction of Tysabri® as a monotherapy treatment for relapsing forms of MS to slow the progression of disability and reduce the frequency of clinical relapses. Later that month, the companies announced the receipt of approval from the European Commission to market Tysabri® in the European Union.

As previously reported, the relevance of this news to Antisense Therapeutics is that both Tysabri®, a monoclonal antibody and Antisense Therapeutics's compound ATL1102, an antisense inhibitor, inhibit the same immune system protein (VLA-4), which has been demonstrated to play an important role in the progression of multiple sclerosis.

These approvals further support Antisense Therapeutic's decision to develop ATL1102 as a treatment for patients with MS.

Other Projects

ATL1103 for Growth and Sight Disorders

ATL1103 is a second generation antisense drug designed to block growth hormone receptor (GHr) expression thereby reducing levels of the hormone insulin-like growth factor-I (IGF-I) in the blood and is a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (an abnormal growth disorder of organs, face, hands and feet), diabetic retinopathy and wet age-related macular degeneration (AMD). The latter disorders are common diseases of the eye and major causes of blindness. Acromegalic patients are known to have significantly higher blood IGF-I levels than healthy individuals. Reduction of these levels to normal is accepted by clinical authorities as the primary marker of an effective drug treatment for the disease. In the case of diabetic retinopathy, published clinical studies have shown that treatments producing a reduction in IGF-I levels retarded the progression of the disease in patients.

Progress
In September 2005, the company announced results showing that an antisense drug targeting the growth hormone receptor (GHr) significantly reduced retinal neovascularisation (the growth of new blood vessels) in an animal model of retinopathy.

Diabetic retinopathy and wet age-related macular degeneration (wet AMD) are sight disorders which are caused by new blood vessel formation in the retina or macula (the central part of the retina). These new blood vessels may break and bleed into the eye leading to scarring within the eye.

The results from the animal studies highlight the therapeutic potential of ATL1103, the company's growth hormone receptor antisense drug, as a prospective treatment for these two major causes of blindness.

In April 2006 the company announced that ATL1103 successfully demonstrated its intended therapeutic action in a primate study by suppressing the blood levels of the key hormone IGF-I. Suppression of blood IGF-I levels is an important clinical indicator of benefit in the treatment of acromegaly and the vision disorders diabetic retinopathy and wet age-related macular degeneration. This primate study result provides further evidence that ATL1103 can achieve a therapeutically relevant level of effect in humans and therefore has potential as a treatment for growth and sight disorders.

Outlook

The next steps for ATL1103 are to undertake pre-clinical (animal) safety studies prior to human clinical trials. Given the costs involved in undertaking the next steps, the Board of Antisense Therapeutics believes that whilst ATL1103 remains an important asset for development in the future the Company, at this point in time, will not be proceeding with further development. This position will be periodically reassessed depending on the company's access to funds to move the compound into development.

Patent Status

Antisense Therapeutics and Isis have lodged an international application PCT/US2004/005896 covering ATL1103 and methods of reducing serum IGF-1 and GHr expression and methods of treatment of diseases including acromegaly and retinopathy.

We have entered this application into the National Phase in Australian, Canada, Europe, Japan, New Zealand and the United States. Two further US patents have also been lodged.

Country	Patent application or Patent No.	Current Status	Expiry	Comments
USA	US10/789,526 US2004253723	Pending	2023	
USA	US 10/927,466 US2005282761	Awaiting Examination	2023	Filed as a continuation in part of US 10/789526
PCT	PCT/ US2004/005896	International Phase application		
Canada	2517,101	Awaiting Examination	2024	
Europe	04715642.7	Awaiting Examination	2024	
Japan	100089705 2006-5088751	Awaiting Examination	2024	
New Zealand	542595	Awaiting Examination	2024	
USA	10,547,239	Awaiting Examination	2024	

ATL1103 is protected by the above patent applications to 2023-2024.

The international application entitled, "Modulation of Growth Hormone Receptor Expression & insulin like growth factor expression" filed 27 February 2004 claims priority from US60/451,455 and 60/490,230 filed 28 February 2003 and 25 July 2003 respectively.

ATL1101 for Psoriasis

ATL1101 is a 2nd generation antisense inhibitor designed to block the synthesis of the IGF-1 receptor, a protein involved in the regulation of cell growth in psoriasis. ATL1101 is being developed as a topical cream for the treatment of mild to moderate plaque psoriasis.

The Psoriasis project is supported by a Commonwealth Government R&D Start grant of $1.1 million.

On 4 October 2005, the company announced results from its "proof of concept" study of ATL1101 in patients with psoriasis. In this study ATL1101 cream demonstrated activity in the psoriasis patients and was well tolerated. ATL1101 was also compared to two currently marketed prescription medications for the treatment of psoriasis (calcipotriol and betamethasone) and these products were found to be more effective than ATL1101 in this study.

Based on these results, the Company has decided not to continue the development of ATL1101 in the psoriasis indication.

ATL1102 for Asthma

The company has previously reported encouraging results achieved in an animal model of asthma with the inhaled form of an antisense compound targeting the VLA-4 molecule. Experimental studies showed that the delivery of an antisense drug against VLA-4 via inhalation to the lung significantly suppressed the key asthma indicators in allergen sensitised mice at very low inhaled does, pointing to the potential new indication for ATL1102 as an inhaled treatment for asthma.

The existing data package that has been developed to date on ATL1102 for MS (an injection formulation), including some animal toxicology studies and Phase I human studies, will support the clinical development of ATL1102 as an inhaled drug in patients with asthma.

The Company's decision to move this compound into development will depend on the availability of funds and/or the potential interest from partners to in-license this drug based on the pre-clinical and clinical data generated to date.

Capital Raising

During the period the company successfully raised $3.6 million in a private placement of shares to Australian institutions and professional investors.

Financial Position

As stated in the Director's Report the company's current cash reserves of $8.1 million are expected to be sufficient to fund activities for at least the next twelve months.

In relation to the proposed use of funds described above, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This annual report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this Operations Report and in the company's Directors' Report as contained in this annual report for the year ended 30 June 2006.

Director's Declaration

In accordance with a resolution of the directors of Antisense Therapeutics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the company:

(i) give a true and fair view of the financial position as at 30 June 2006 and the performance for the year ended on that date; and

(ii) comply with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the period ending 30 June 2006.

On behalf of the Board



Robert W Moses
Chairman



Mark Paul Diamond
Managing Director

Melbourne, 4 August 2006

Antisense Therapeutics Limited
ABN 41 095 060 745

Annual Financial Report
for the year ended 30 June 2006

Income Statement

For the Year Ended 30 June 2006

	Notes	2006 $	2005 $
Revenue	4	408,446	573,598
Other Income		76,416	274,635
Administrative expenses		(1,171,051)	(1,147,704)
Occupancy expenses		(104,462)	(99,032)
Depreciation Expense		(18,141)	(21,315)
Patent expenses		(216,136)	(95,058)
Research and development expenses		(2,986,989)	(4,473,763)
Research and development expenses - amortisation of intellectual property		(1,437,466)	(1,277,500)
Share Based Payment		(13,018)	-
Loss before income tax		**(5,462,401)**	**(6,265,839)**
Income tax benefit		-	-
Net loss for the period		**(5,462,401)**	**(6,265,839)**
Net loss attributable to members of Antisense Therapeutics Limited		**(5,462,401)**	**(6,265,839)**
Earnings per share (cents per share)			
- basic for profit for the year		(1.53)	(1.76)
- diluted for profit for the year		(1.53)	(1.76)

Balance Sheet
As at 30 June 2006

	Notes	As at 30 June 2006 $	As at 30 June 2005 $
ASSETS			
Current Assets			
Cash and cash equivalents	7	8,239,330	8,821,132
Trade and other receivables	8	91,593	83,662
Prepayments		318,327	395,924
Total Current Assets		8,649,250	9,300,718
Non-Current Assets			
Property, plant and equipment	9	21,481	38,350
Intangible assets	10	445,534	1,883,000
Total Non-Current Assets		467,015	1,921,350
TOTAL ASSETS		9,116,265	11,222,068
Current Liabilities			
Trade and other payables	12	216,453	249,267
Provisions	13	106,576	108,457
Total Current Liabilities		323,029	357,724
TOTAL LIABILITIES		323,029	357,724
NET ASSETS		8,793,236	10,864,344
Equity			
Issued Capital	14	37,214,839	33,836,565
Accumulated losses	14	(29,160,507)	(23,698,106)
Reserves	14	738,903	725,885
Total Equity		8,793,236	10,864,344

Cash Flow Statement
For the Year Ended 30 June 2006

	Notes	2006 $	2005 $
Cash Flows from operating activities			
Payments to suppliers and employees		(4,434,395)	(6,264,019)
Interest received		409,244	587,077
Receipt of government grants		69,213	94,814
Bank finance charges		(2,561)	(3,177)
Net cash flows used in operating activities		(3,958,499)	(5,585,305)
Cash Flows from investing activities			
Purchase of property, plant and equipment		(1,592)	(11,995)
Net cash flows used in investing activities		(1,592)	(11,995)
Cash Flows from financing activities			
Proceeds from issue of shares and options		3,600,100	1,168
Other		(221,811)	(3,968)
Net cash flows used in financing activities		3,378,289	(2,800)
Net increase / (decrease) in cash and cash equivalents		(581,802)	(5,600,100)
Cash and cash equivalents at beginning of period		8,821,132	14,421,232
Cash and cash equivalents at end of period	7	8,239,330	8,821,132

Statement of Changes in Equity
For the Year Ended 30 June 2006

	Issued Capital $	Retained Earnings $	Other Reserves $	Total Equity $
At 1 July 2004	33,839,365	(17,432,267)	725,885	17,132,983
Loss for the period		(6,265,839)		(6,265,839)
Exercise of Options	1,168			1,168
Transaction costs arising on share issues	(3,968)			(3,968)
Cost of share-based payment				
At 30 June 2005	33,836,565	(23,698,106)	725,885	10,864,344
At 1 July 2005	33,836,565	(23,698,106)	725,885	10,864,344
Loss for the period		(5,462,401)		(5,462,401)
Exercise of Options	100			100
Issue of shares	3,600,000			3,600,000
Transaction costs arising on share issues	(221,826)			(221,826)
Cost of share-based payment			13,018	13,018
At 30 June 2006	37,214,839	(29,160,507)	738,903	8,793,236

Notes to the Financial Statements
For the Year ended 30 June 2006

Note 1. Corporate Information

The financial report of Antisense Therapeutics Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 4 August 2006.

Antisense Therapeutics Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The principal activity of the company is to utilize antisense technology to develop therapeutics for important human diseases.

Note 2. Summary of Significant Accounting Policies

(a) Basis of Preparation

This financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

The financial report has been prepared in accordance with historical cost convention and is presented in Australian dollars.

(b) Statement of compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed below.

Australian Accounting Standards / UIG / Exposure Drafts that have recently been issued but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006:

Amendment	Affected Standard(s)	Nature of change to accounting policy	Application Date of Standard	Application date for company
Exposure Draft 146	AASB 2 – Share Based Payment	Definitions of vesting conditions and clarification of cancellations	Reporting periods on or after 1 January 2007	30 June 2007
Exposure Draft 148	AASB 101 – Presentation of Financial Statements	Definitions of vesting conditions and clarification of cancellations	To be determined	To be determined
UIG 4		Determining whether an Arrangement contains a Lease	1 January 2006	31 December 2006

The following amendments, not yet effective are not applicable to the company and therefore have no impact.

AASB Amendment	Affected Standard(s)
AASB 2005-1	AASB 139 Financial Instruments: Recognition and Measurement
AASB 2005-4	AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time adoption of AIFRS, AASB 1023 General insurance Contracts and AASB 1038 Life Insurance Contracts
AASB 2005-5	AASB 1 First-time adoption of AIFRS and AASB 139 Financial Instruments: Recognition and Measurement
AASB 2005-6	AASB 3 Business Combinations
AASB 2005-9	AASB 4 Insurance Contracts, AASB 1023 General insurance Contracts, AASB 139 Financial Instruments: Recognition and Measurement and AASB 132 Financial Instruments: Disclosure and Presentation
AASB 2005-10	AASB 132 Financial Instruments: Disclosure and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time adoption of AIFRS, AASB 4 Insurance Contracts, AASB 1023 General insurance Contracts and AASB 1038 Life Insurance Contracts

The following new standards, not yet effective are not applicable to the company and therefore have no impact.

New Standard / UIG Affected Standard	Affected Standard(s)
AASB 7	Financial Instruments: Disclosures
UIG 5	Rights to Interests in Decommissioning, Restoration and Environmental Rehabilitation Funds
UIG 7	Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies
UIG 8	Scope of AASB 2
UIG 9	Reassessment of Embedded Derivatives

(c) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Control of the right to receive the interest payment.

(d) Government Grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(e) Borrowing costs

Borrowing costs are expensed as incurred.

(f) Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

(g) Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(h) Other receivables

Receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debt is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

(i) Foreign currency translation

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the company outstanding at reporting date and denominated in foreign currencies have been converted to local currency using rates prevailing at the end of the financial year.

All exchange differences are taken to profit and loss.

(j) Income Tax

Deferred income tax is provided on all temporary differences at the balance date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred income tax liabilities are recognised for all taxable temporary differences except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting profit nor taxable profit or loss.

Notes to the Financial Statements (continued)
For the Year ended 30 June 2006

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probably that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(k) Goods & Services Tax

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

Cash flows arising from operating activities are included in the Cash Flow Statement on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority. The net amount of GST recoverable from or payable to, the taxation authority is included as part of the receivables or payables in the balance sheet.

(l) Property, plant and equipment

Plant and equipment are measured at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Equipment and furniture	3-5 years	Straight line

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any indication of impairment exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

Notes to the Financial Statements (continued)

For the Year ended 30 June 2006

(m) Intangible Assets

Intangible assets are initially measured at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses._The useful lives of intangible assets are assessed to be either finite or infinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in an accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to e supportable. If not, the change in the useful life assessment from indefinite to definite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

(n) Research and Development Costs

Research costs are expensed as incurred.

An intangible asset arising from development expenditure on an internal project is recognised only when the company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Following initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefits from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not available for use, or more frequently when an indication of impairment arises during the reporting period.

(o) Impairment of property plant and equipment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is then written down to its recoverable amount.

(p) Payables

Payables are carried at amortised costs and represent liabilities for goods and services provided to the company prior to the end of the financial year that are unpaid and arise when the company becomes obliged to make future payments in respect of the purchase of these goods and services.

(q) Employee Benefits

(i) Wages, salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other provisions in respect of employees' service up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service leave

The liability for long service leave is recognised for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(r) Share-based payment transactions

The company provides benefits to employees (including directors) of the company in the form of share-based payment transactions, whereby employees are provided with long-term incentives through the company's Employee Option Plan.

The cost of these transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial option pricing model, further details of which are given in note 11. The cost of these transactions is recognised, together with a corresponding increase in equity, over the period in which the options vest.

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting dates reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the company, will ultimately vest. No expense is recognised for awards that do not ultimately vest and an adjustment to the expense is made for awards that will no longer vest. This opinion is formed based on the best available information at balance date.

(s) Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction (net of tax) of the share proceeds received.

(t) Earnings per share

Basic EPS is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net loss attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Note 3. Segment Information

The company operates predominantly in one industry and one geographical segment, those being the health care industry and Australia respectively.

Note 4. Revenues and Expenses

	2006 $	2005 $
(a) Revenue		
Interest from external parties	408,446	573,598
	408,446	**573,598**
(b) Other Income		
Government grants released	94,716	213,736
Foreign exchange gains/(losses):		
Realised	(14,592)	41,727
Unrealised	(3,709)	19,172
	76,415	**274,635**
(c) Expenses		
Depreciation	18,141	21,315
Amortisation of intangible	1,437,466	1,277,500
Employee benefits	1,392,266	1,433,032
Expense of share based payments	13,018	-

Notes to the Financial Statements (continued)

For the Year ended 30 June 2006

Note 5. Income Tax

A reconciliation between income tax expense/(benefit) and accounting profit/(loss) before income tax multiplied by the Company's applicable income tax rate is as follows:	2006 $	2005 $
Accounting loss before tax	(5,462,401)	(6,265,839)
At the company's statutory income tax rate of 30%	(1,638,720)	(1,879,752)
Expenditure not allowable for income tax purposes:		
Amortisation of intellectual property	431,240	383,250
Other	425	562
Research and development	(36,192)	(31,718)
Amortisation of equity raising costs	(93,389)	(80,079)
Amount (over)/under provided in prior years	(13,035)	(47,193)
Benefit of tax losses not brought to account	1,349,671	1,654,930
Total income tax benefit attributable to accounting loss	-	-
The estimated potential future income tax benefit at period end calculated at 30% in respect of tax losses not brought to account is:	**7,316,256**	**5,973,444**

The estimated potential future income tax benefit not recognised at period end in respect of timing differences for the company amounted to $26,622 (2005: $27,382).

The benefits of the tax losses and timing differences will only be realised if:

(i) the company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the company in realising the benefit from the deductions for the losses.

Note 6. Earnings Per Share

	2006	2005
Basic Earnings Per Share (cents per share)	(1.53)	(1.76)
Diluted Earnings Per Share (cents per share)	(1.53)	(1.76)

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2006	2005
(a) Loss used in calculating basic and diluted earnings per share (numerator)	(5,462,401)	(6,265,839)
(b) Number of Ordinary Shares Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (denominator)	356,060,354	355,259,489

Notes to the Financial Statements (continued)
For the Year ended 30 June 2006

(c) Potential Ordinary Shares Not Considered Dilutive
All potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive for the year ended 30 June 2006.

(d) There have been no other conversions to, calls of, or subscription for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

Note 7. Cash and Cash Equivalents

	2006 $	2005 $
Cash at bank *(i)*	1,239,330	2,821,132
Term deposits *(ii)*	7,000,000	6,000,000
	8,239,330	8,821,132

(i) Cash at bank earns interest based on daily bank deposit rates. At year end the interest rate was 4.35%

(ii) Term deposits are with a major bank and are short term. The bank pays interest at current bank deposit rates. At year end the average interest rate was 5.72%.

Reconciliation of net profit after tax to net cash flows from operations

	2006	2005
Net loss	(5,462,401)	(6,265,839)
Adjustments for		
Unrealised foreign exchange (gain) / loss	3,709	(19,172)
Amortisation of intangibles	1,437,466	1,277,500
Depreciation expense	18,141	21,315
Share options expensed	13,018	
Changes in assets and liabilities		
(Increase) decrease in current receivables	(7,718)	145,568
(Increase) decrease in other current assets	77,384	(103,104)
Increase (decrease) in payables	(36,218)	(611,519)
Increase (decrease) in employee provisions	(1,880)	(30,054)
Net cash from operating activities	(3,958,499)	(5,585,305)

Note 8. Other Receivables

	2006 $	2005 $
Interest receivable - bank	35,244	36,042
Input tax credits	35,033	26,129
Other receivables	21,316	21,491
Total receivables	91,593	83,662

Notes to the Financial Statements (continued)

For the Year ended 30 June 2006

Note 9. Property, Plant and Equipment

Year ended 30 June 2006	**$**
As at 1 July 2005, net of accumulated depreciation and impairment	38,350
Additions	1,272
Disposals	-
Impairment	-
Depreciation Charge for the year	(18,141)
At 30 June 2006, net of accumulated depreciation and impairment	21,481
At 1 July 2005	**$**
Cost or fair value	108,525
Accumulated depreciation or impairment	(70,175)
Net carrying amount	38,350
At 30 June 2006	**$**
Cost or fair value	109,797
Accumulated depreciation or impairment	(88,316)
Net carrying amount	21,481

Year ended 30 June 2005	**$**
As at 1 July 2004, net of accumulated depreciation and impairment	47,350
Additions	12,315
Disposals	-
Impairment	-
Depreciation Charge for the year	(21,315)
At 30 June 2005, net of accumulated depreciation and impairment	38,350
At 1 July 2004	**$**
Cost or fair value	96,210
Accumulated depreciation or impairment	(48,860)
Net carrying amount	47,350
At 30 June 2005	**$**
Cost or fair value	108,525
Accumulated depreciation or impairment	(70,175)
Net carrying amount	38,350

Notes to the Financial Statements (continued)
For the Year ended 30 June 2006

Note 10. Intangible Assets

At 1 July 2005	**$**
Cost (gross carrying amount) *(a)*	6,387,500
Accumulated amortisation and impairment *(b)*	(4,504,500)
Net carrying amount	1,883,000
Year ended 30 June 2006	**$**
At 1 July 2005, net of accumulated amortisation and impairment	1,883,000
Additions	-
Disposals	-
Impairment	(159,966)
Amortisation	(1,277,500)
At 30 June 2006, net of accumulated amortisation and impairment	445,534
At 30 June 2006	**$**
Cost (gross carrying amount) *(a)*	6,387,500
Accumulated amortisation and impairment *(b)*	(5,941,966)
Net carrying amount	445,534

At 1 July 2004	**$**
Cost (gross carrying amount) *(a)*	6,387,500
Accumulated amortisation and impairment *(b)*	(3,227,000)
Net carrying amount	3,160,500
Year ended 30 June 2005	**$**
At 1 July 2004, net of accumulated amortisation and impairment	3,160,500
Additions	-
Disposals	-
Impairment	-
Amortisation	(1,277,500)
At 30 June 2005, net of accumulated amortisation and impairment	1,883,000
At 30 June 2005	**$**
Cost (gross carrying amount) *(a)*	6,387,500
Accumulated amortisation and impairment *(b)*	(4,504,500)
Net carrying amount	1,883,000

(a) *The intangible assets relate to certain rights granted to Antisense Therapeutics Limited by Isis Pharmaceuticals Inc. upon listing of the company. The main features of the agreements with the aforementioned entities, respectively, are as follows:*

- *Isis Pharmaceuticals Inc. ("Isis") has granted Antisense Therapeutics Limited rights to use Isis technology (i.e. Isis' patented technology) to commercialise antisense drugs to a number of protein targets (i.e. a research licence for each protein target). A certain number of these research licences to protein targets are also extendible to commercialisation licences.*

Notes to the Financial Statements (continued)
For the Year ended 30 June 2006

The agreements with Isis provide access to and assistance in expanding Antisense Therapeutics Limited's drug pipeline and also provide access to and assistance in the company's development projects including an exclusive license to a multiple sclerosis drug in Isis' preclinical pipeline; access to Isis manufacturing for provision of bulk quantities of antisense compounds for clinical trials; and access to Isis' preclinical development services for a sufficient period to allow smooth technology transfer.

(b) The intangible assets are amortised on a straight-line basis over the term of the rights granted, which is currently expected to be five years.

Note 11. Share Based Payment Plans

Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in and benefit from the growth of the Company as a result of their efforts and to assist in motivating and retaining these key employees over the long term. There are currently 10 employees eligible to participate in this scheme. Options issued to employees are not listed options and as such do not have a readily available market value.

The following table illustrates the number and weighted average exercise price of and movements in share options issued during the year:

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	5,200,000	0.20	5,200,000	0.20
- granted	5,050,000	0.07		
- exercised			-	-
- expired	(5,200,000)	0.20	-	0.20
Balance at end of year	**5,050,000**	**0.07**	5,200,000	0.20
Exercisable at end of year	**1,010,000**	**0.07**	5,200,000	0.20

The following summarises information about options held by employees as at 30 June 2006:

Number of Options	**Grant Date**	**Vesting Dates**	**Expiry Date**	**Average Exercise Price**
5,050,000	5 July 2005	28 June 2006 – 20% 28 June 2007 – 20% 28 June 2008 – 20% 28 June 2009 – 20% 28 June 2010 – 20%	27 June 2013	$0.07

Each option entitles the holder to purchase 1 ordinary share in Antisense Therapeutics Limited at an exercise price of $0.072. There are no performance conditions attached to the options, and the option holder may not exercise more than the following proportions of options on the following dates:

Prior to 27 June 2006	0%
Between 28 June 2006 and 27 June 2007	20%
Between 28 June 2007 and 27 June 2008	40%
Between 28 June 2008 and 27 June 2009	60%
Between 28 June 2009 and 27 June 2010	80%
Between 28 June 2010 and 27 June 2013	100%

The fair value of the options granted under the Employee Option Plan is estimated as at the grant date using a binomial model taking into account the terms and conditions upon which the options were granted.

The value of the options attributed to remuneration of directors and employees for the current financial year total $13,018 and represent the amount that has been determined by allocating the fair value of options issued over the vesting period.

The following table lists the inputs to the model used to determine the value of the options issued during the year.

Dividend yield	-
Expected volatility	50.00%
Risk-free interest rate	5.16%
Expected life of option (years)	5.21
Option exercise price	$0.072
Weighted average share price at grant date	$0.043

The expected life of the option is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

These options are "well out of the money" as at the 2006 year-end (market share price $0.026).

Note 12. Trade and Other Payables

	2006 $	2005 $
Accounts payable (a)	24,493	43,564
Accrued expenses (unsecured) (a)	190,818	204,564
Other payables	1,142	1,139
Total current payables	216,453	249,267

(a) Accounts payable and accrued expenses are non-interest bearing and are normally settled on 30 day terms.

Note 13. Provisions

Employee Benefits

	2006 $	2005 $
At beginning of the period	108,457	138,512
Arising during the year	111,825	132,438
Utilised	(108,099)	(155,589)
Unused amounts reversed	(4,059)	(574)
Discount rate adjustment	(5,490)	(6,330)
At end of the period	102,974	108,457
Superannuation Expense	119,957	129,461

Note 14. Contributed Equity and Reserves

	2006 $	2005 $
Ordinary shares		
Issued and fully paid	37,214,839	33,836,565
	37,214,839	33,836,565

	No. of shares	$
Movement in ordinary shares on issue		
At 1 July 2005	355,261,090	33,836,565
Shares issued during the period	109,090,909	3,600,000
Transaction costs arising on share issue		(221,826)
Issued during the period for cash on exercise of share options	500	100
At 30 June 2006	464,352,499	37,214,839

	No. of shares	$
Movement in ordinary shares on issue		
At 1 July 2004	355,255,250	33,839,365
Shares issued during the period		
Transaction costs arising on share issue		(3,968)
Issued during the period for cash on exercise of share options	5,840	1,168
At 1 30 June 2005	355,261,090	33,836,565

Option Reserve

(a) *Nature and purpose of reserve*

The option reserve recognises the proceeds from the issue of options over ordinary shares. Upon exercise or lapse of these options, amounts recorded in the option reserve are transferred to contributed equity or accumulated losses respectively.

(b) *Movement in Option Reserve*

	2006		2005	
	No of Options	$	No of Options	$
Balance at beginning of period	125,160,025	725,885	125,165,865	725,885
Issued during the period	5,050,000	-	-	-
Share-based payments		13,018		
Exercise of options	(500)		(5,840)	-
Options expired	(13,700,000)		-	-
Balance at period end	116,509,525	738,903	125,160,025	725,885

Notes to the Financial Statements (continued)
For the Year ended 30 June 2006

	No of Options					
Date of Issue	**26/02/02**	**19/12/01**	**3/12/01**	**15/11/01**	**15/11/01**	**05/07/05**
On issue at beginning of year ('000)	58,960	32,500	11,700	2,000	20,000	-
Issued during the year ('000)	-		-	-		5,050
Exercised during the year ('000)	(1)		-	-		-
Expired during the year ('000)	-	-	(11,700)	(2,00	-	-
Outstanding at balance date ('000)	58,959	32,500	-	-	20,000	5,050
Expired subsequent to balance date ('000)	-		-			-
Outstanding at date of Directors' report ('000)	58,959	32,500	-		20,000	5,050
Number of recipients	3,379	1,240			1	11
Exercise price	$0.20	$0.20			$0.20	$0.07
Exercise period from	26/02/02	19/12/01			15/11/01	28/06/06
To (expiration day)	01/02/07	01/02/07			30/11/06	27/06/13

The following proportion of options vest from the dates shown:

100%	26/02/02	19/12/01			15/11/01	
20%						27
20%						27
20%						27
20%						27
20%						27

Accumulated Losses

	2006 $	2005 $
Accumulated losses at the beginning of the financial year	(23,698,106)	(17,432,267)
Net loss	(5,462,401)	(6,265,839)
Accumulated losses at the end of the financial year	(29,160,507)	(23,698,106)

Note 15. Commitments and Contingencies

(a) Expenditure commitments relating to research and development are payable as follows:

	2006 $	2005 $
Not later than one year	2,831,448	409,994
Later than one year and not later than five years		13,132
	2,831,448	423,126

(b) Lease expenditure commitments:

Not later than one year	138,954	190,335
Later than one year and not later than five years		-
	138,954	190,335

The lease expenditure commitments relate to the leasing of office premises and laboratory space. The leases in respect to the office premises are for a term of one year with a renewal option for a further one year. The lease relating to laboratory space is for a term of six months ending on 31 December 2006.

Note 16. Related Party Disclosures

The following table provides the amount of transactions that were entered into with related parties for the relevant financial year:

Related Party:

		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Circadian Technologies Limited	2006	-	1,411	-	-
	2005	-	1,541	-	-

Entity with significant influence over the company

Circadian Technologies Ltd owns 22.13% of the ordinary shares in Antisense Therapeutics Limited. (2005: 20.39%)

Note 17. Auditors' Remuneration

The auditor of Antisense Therapeutics Limited is Ernst & Young.

	2006 $	2005 $
Remuneration received by the auditor for:		
Amounts received by Ernst & Young Australia for		
- an audit or review of the financial report of the entity	32,960	26,490
- other services in relation to the entity		
- tax compliance	2,000	3,200
- assurance related	3,399	5,000
Total	38,359	34,690

Note 18. Key Management Personnel Compensation

(a) Details of Key Management Personnel

(i) Directors

R W Moses	Chairman (non-executive)
M Diamond	Managing Director
C Belyea	Director (non-executive)
S Crooke	Director (non-executive)
G Mitchell	Director (non-executive)
G Werther	Director (non-executive)

(ii) Executives

J Iswaran	Development Director (resigned 11/10/05)
C Wraight	Research Director
G Tachas	Director, Drug Discovery & Patents
K Andrews	Chief Financial Officer (and Company Secretary from 20/06/06)
N Korchev	Company Secretary (resigned 20/06/06)

(b) Compensation of Specified Directors and Specified Executives

Remuneration Policy

The remuneration policy ensures that directors and senior management are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate. The remuneration policy has been established to enable the Company to attract, motivate and retain suitably qualified directors and senior management who will create value for shareholders.

Remuneration Committee

The Remuneration Committee of the Board of Directors of Antisense Therapeutics Limited is responsible for overseeing the remuneration policy of the Company and for recommending or making such changes to the policy as it deems appropriate.

Non-executive Director Remuneration

Objective

The remuneration policy ensures that non-executive directors are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The Company's constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount (not exceeding the amount approved at the General Meeting) is determined by the Board and then divided between the non-executive directors as agreed. The latest determination was at the General Meeting on 13 November 2001 when shareholders approved the aggregate maximum sum to be paid or provided as remuneration to the directors as a whole (other than the Managing Director or an Executive Director) for their services as $300,000 per annum. Currently, non-executive directors are remunerated to an aggregate of $135,000 per annum.

The manner in which the aggregate remuneration is apportioned amongst non-executive directors is reviewed periodically

The Board is responsible for reviewing its own performance. Board performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually following the end of the fiscal year.

Executive Director and Executive Officer Remuneration

Objective

The remuneration policy ensures that executives are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The non-executive directors are responsible for evaluating the performance of the managing director, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

The performance of the managing director and senior executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually. An evaluation was conducted during the year of the managing director's and senior executives' performance.

Fixed Remuneration

Executives' fixed remuneration comprises salary and superannuation and is reviewed annually by the Managing Director, and in turn, the Remuneration Committee. This review takes into account the executives' experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration – Short Term Incentive Scheme

All executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for annual cash bonuses for outstanding performance in the achievement of key corporate and individual objectives. The Remuneration Committee approves the issue of cash bonuses following the recommendations of the Managing Director in his review of the performance of the executives and the company as a whole against agreed Key Result Areas (KRA's).

Variable Remuneration – Long Term Incentive Scheme

Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in and benefit from the growth of the Company as a result of their efforts and to assist in motivating and retaining these key employees over the long term. Due to the speculative nature of the industry it is not appropriate to grant the exercise of options subject to the satisfaction of traditional performance conditions. Continued service is the condition attached to the vesting of the options. The Board at its discretion determines the total number of options granted to each executive.

Notes to the Financial Statements (continued)

For the Year ended 30 June 2006

Table 1: Compensation of Key Management Personnel for the year ended 30 June 2006

2006	**Short Term**		**Post employment**	**Share Based Payments**	**Total**
	Salary & Fees	Bonus	Superannuation	Options	
Directors					
R Moses	35,000	-	3,150	-	38,150
M Diamond	232,682	9,089	21,759	5,156	268,686
C Belyea	25,000	-	2,250	-	27,250
S Crooke	25,000	-	-	-	25,000
G Mitchell	25,000	-	2,250	-	27,250
G Werther	25,000	-	2,250	-	27,250
Executives					
J Iswaran *(i)*	79,560	-	4,328	1,289	85,177
C Wraight	179,720	12,286	17,281	1,289	210,575
G Tachas	161,135	6,294	15,069	1,289	183,787
K Andrews	84,490	2,816	7,858	773	95,937
N Korchev *(ii)*	22,917	-	2,062	516	25,495
	895,503	30,485	78,257	10,312	1,014,557

(i) Resigned 11 October 2005

(ii) Resigned 20 June 2006

2005	**Short Term**		**Post employment**	**Share Based Payments**	**Total**
	Salary & Fees	Bonus	Superannuation	Options	
Directors					
R Moses	35,000	-	3,150	4	38,154
M Diamond	227,228	18,000	22,071	45	267,344
C Belyea	25,000	-	2,250	30	27,280
S Crooke	25,000	-	-	30	25,030
G Mitchell	25,000	-	2,250	4	27,254
G Werther	25,000	-	2,250	30	27,280
Executives					
J Iswaran	172,040	25,500	17,779	8	215,327
C Wraight	175,508	13,600	17,020	-	206,128
G Tachas	157,358	18,540	15,831	23	191,752
K Andrews	70,408	5,530	6,835	-	82,773
N Korchev	25,000	-	2,250	3	27,253
	962,542	81,170	91,686	177	1,135,575

(c) Compensation options: Granted and vesting during the year

During the financial year options were granted as equity compensation under the long-term incentive scheme to certain key management personnel as disclosed above. No share options were granted to the non-executive directors under this scheme. Each option entitles the holder to purchase one ordinary share of the company on exercise of the option. The options expire on 27 June 2013 and have an exercise price of 7.2 cents each
The option holder may not exercise more than the following proportions of options on the following dates:

Prior to 27 June 2006	0%
Between 28 June 2006 and 27 June 2007	20%
Between 28 June 2007 and 27 June 2008	40%
Between 28 June 2008 and 27 June 2009	60%
Between 28 June 2009 and 27 June 2010	80%
Between 28 June 2010 and 27 June 2013	100%

For further details of options refer to note 11.

2006	**Vested**	**Granted**	**Terms & Conditions for each Grant**					
	No.	No.	Grant Date	Fair value of options at grant date (note 11)	Exercise price per option (note 11)	Expiry Date	First Exercise Date	Last Exercise Date
Directors								
M Diamond	400,000	2,000,000	05/07/06	5,156	$0.072	27/06/13	27/06/06	27/06/13
Executives								
J Iswaran	100,000	500,000	05/07/06	1,289	$0.072	27/06/13	27/06/06	27/06/13
C Wraight	100,000	500,000	05/07/06	1,289	$0.072	27/06/13	27/06/06	27/06/13
G Tachas	100,000	500,000	05/07/06	1,289	$0.072	27/06/13	27/06/06	27/06/13
K Andrews	60,000	300,000	05/07/06	773	$0.072	27/06/13	27/06/06	27/06/13
N Korchev	40,000	200,000	05/07/06	516	$0.072	27/06/13	27/06/06	27/06/13
Total	800,000	4,000,000						

2005	**Vested**	**Granted**	**Terms & Conditions for each Grant**					
	No.	No.	Grant Date	Fair value of options at grant date	Exercise price per option	Expiry Date	First Exercise Date	Last Exercise Date
Directors								
R W Moses	100,000		03/12/01	4	$0.20	31/07/05	01/08/02	31/07/05
M Diamond	1,200,000		03/12/01	45	$0.20	31/07/05	01/08/02	31/07/05
C Belyea	800,000		03/12/01	30	$0.20	31/07/05	01/08/02	31/07/05
S Crooke	800,000		15/11/01	30	$0.20	31/07/05	01/08/02	31/07/05
G Mitchell	100,000		03/12/01	4	$0.20	31/07/05	01/08/02	31/07/05
G Werther	800,000		03/12/01	30	$0.20	31/07/05	01/08/02	31/07/05
						31/07/05	01/08/02	31/07/05
Executives								
J Iswaran	200,000		03/12/01	8	$0.20	31/07/05	01/08/02	31/07/05
C Wraight	-		03/12/01		$0.20	31/07/05	01/08/02	31/07/05
G Tachas	600,000		03/12/01	23	$0.20	31/07/05	01/08/02	31/07/05
K Andrews	-							
N Korchev	80,000		03/12/01	3	$0.20	31/07/05	01/08/02	31/07/05
Total	4,680,000	-						

Notes to the Financial Statements (continued)

For the Year ended 30 June 2006

(d) Option holdings of Key Management Personnel

30 June 2006	Balance at 1 July 2005	Granted as remuneration	Options Exercised	Net Change Other	Balance at 30 June 2006	Total Exercisable (Vested at 30 June 2006)
Directors						
R Moses	375,000	-	-	(250,000)	125,000	125,000
M Diamond	3,075,000	2,000,000	-	(3,000,000)	2,075,000	475,000
C Belyea *(a)*	2,337,000	-	-	(2,000,000)	337,000	337,000
S Crooke *(b)*	22,000,000	-	-	(2,000,000)	20,000,000	20,000,000
G Mitchell	250,000	-	-	(250,000)	-	-
G Werther	2,012,500	-	-	(2,000,000)	12,500	12,500
Executives						
J Iswaran	625,000	500,000	-	(500,000)	625,000	225,000
C Wraight	2,000,000	500,000	-	(2,000,000)	500,000	100,000
G Tachas *(c)*	1,625,000	500,000	-	(1,500,000)	625,000	225,000
K Andrews	-	300,000	-	-	300,000	60,000
N Korchev	200,000	200,000	-	(200,000)	200,000	40,000
Total	**34,499,500**	**4,000,000**	**-**	**(13,700,000)**	**24,799,500**	**21,599,500**

(a) 277,000 options held by an entity in which director has a beneficial interest
(b) Options held by entity in which director has a beneficial interest
(c) 62,500 options held by an entity in which specified executive has a beneficial interest

30 June 2005	Balance at 1 July 2004	Granted as remuneration	Options Exercised	Net Change Other	Balance at 30 June 2005	Total Exercisable (Vested at 30 June 2005)
Directors						
R Moses	375,000	-	-	-	375,000	375,000
M Diamond	3,075,000	-	-	-	3,075,000	3,075,000
C Belyea	2,337,000	-	-	-	2,337,000	2,337,000
S Crooke	22,000,000	-	-	-	22,000,000	22,000,000
G Mitchell	250,000	-	-	-	250,000	250,000
G Werther	2,012,500	-	-	-	2,012,500	2,012,500
Executives						
J Iswaran	625,000	-	-	-	625,000	625,000
C Wraight	2,000,000	-	-	-	2,000,000	2,000,000
G Tachas	1,625,000	-	-	-	1,625,000	1,625,000
K Andrews	-	-	-	-	-	-
N Korchev	200,000	-	-	-	200,000	200,000
Total	**34,499,500**	**-**	**-**	**-**	**34,499,500**	**34,499,500**

(e) Share holdings of Key Management Personnel

30 June 2006	Balance at 1 July 2005	Granted as Remuneration	Net Change Other	On Exercise of Options	Balance at 30 June 2006
Directors					
R Moses	288,462	-	-	-	288,462
M Diamond	199,743	-	-	-	199,743
C Belyea *(a)*	500,000	-	-	-	500,000
S Crooke *(b)*	40,333,333	-	-	-	40,333,333
G Mitchell	-	-	-	-	-
G Werther	1,712,500	-	-	-	1,712,500
Executives					
J Iswaran	250,000	-	-	-	250,000
C Wraight	1,687,500	-	-	-	1,687,500
G Tachas *(c)*	250,000	-	-	-	250,000
K Andrews	-	-	-	-	-
N Korchev	-	-	-	-	-
Total	**45,221,538**	**-**	**-**	**-**	**45,221,538**

(a) all shares held by entity in which director has a beneficial interest.
(b) all shares held by an entity in which director has a beneficial interest.
(c) 125,000 shares held by an entity in which specified executive has a beneficial interest.

30 June 2005	Balance at 1 July 2004	Granted as Remuneration	Net Change Other	On Exercise of Options	Balance at 30 June 2005
Directors					
R Moses	288,462	-	-	-	288,462
M Diamond	199,743	-	-	-	199,743
C Belyea *(a)*	500,000	-	-	-	500,000
S Crooke *(b)*	40,333,333	-	-	-	40,333,333
G Mitchell	-	-	-	-	-
G Werther	1,712,500	-	-	-	1,712,500
Specified Executives					
J Iswaran	250,000	-	-	-	250,000
C Wraight	1,687,500	-	-	-	1,687,500
G Tachas *(c)*	250,000	-	-	-	250,000
K Andrews	-	-	-	-	-
N Korchev	-	-	-	-	-
Total	**45,221,538**	**-**	**-**	**-**	**45,221,538**

(a) all shares held by entity in which director has a beneficial interest.
(b) all shares held by an entity in which director has a beneficial interest.
(c) 125,000 shares held by an entity in which specified executive has a beneficial interest.

(f) Other Transactions with Key Management Personnel

The following transactions and balances were held with director related entities during the year ended 30 June 2006:

(i) Dr Stanley Crooke, a director of the company is also a director of Isis Pharmaceuticals Inc ('Isis'). During the year Isis provided various research and development related services to the company. The company paid Isis $296,244 for these services and at year-end owes Isis $32,151 for services not invoiced.

(ii) Professor George Werther, a director of the company is an executive officer of the Murdoch Childrens Research Institute ('MCRI'). During the year the MCRI provided research related services to the company. The company paid MCRI $158,356 for these services and at year end the company owes the MCRI $11,522 for services incurred.

Note 19. Transition to AIFRS

For all periods up to and including the year ended 30 June 2005, the company prepared its financial statements in accordance with the Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the company is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the company has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2.

Exemptions applied
The company has made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards as follows:

> *Share Based Payment Transactions*
> AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

There were no adjustments as a result of the adoption of AIFRS.

Ernst & Young Building
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Independent audit report to members of Antisense Therapeutics Ltd

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Antisense Therapeutics Ltd (the company), for the year ended 30 June 2006.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Liability limited by a scheme approved under
Professional Standards Legislation

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. The Auditors' Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed.

Audit opinion
In our opinion:

1. the financial report of Antisense Therapeutics Ltd is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Antisense Therapeutics Ltd entity at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

2. the remuneration disclosures that are contained within the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.



Ernst & Young



Denis Thorn
Partner
Melbourne
4 August 2006